UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                       SEC FILE NUMBER 000-22849

                                   FORM 12b-25

                                                        CUSIP NUMBER 682875 10 9

                           NOTIFICATION OF LATE FILING

(Check one): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q
             |_| Form N-SAR |_| Form N-CSR

             For Period Ended: September 30, 2006

             |_| Transition Report on Form 10-K
             |_| Transition Report on Form 20-F
             |_| Transition Report on Form 11-K
             |_| Transition Report on Form 10-Q
             |_| Transition Report on Form N-SAR

             For the Transition Period Ended:___________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Onstream Media Corporation
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Full Name of Registrant


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Former Name if Applicable

1291 S.W. 29 Avenue
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Address of Principal Executive Office (Street and Number)

Pompano Beach, Florida 33069
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of certain recent transactions, the Form 10-KSB cannot be filed within the prescribed time period because additional time is required by the Registrant's management to finalize the necessary disclosure and financial information for such Form 10-KSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Robert Tomlinson, CFO               954                 917-6655
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              (Name)                  (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                                  Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                    Yes |X| No |_|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Except for the effect of accounting for derivatives under EITF 00-19 and the effect of interest expense, the Company's net loss for the fiscal year ended September 30, 2006 will be reasonably consistent with the reported loss for the previous fiscal year, although the amounts on a per share basis will be substantially lower in the current year because of the significant increase in the number of weighted average common shares outstanding as compared to the previous fiscal year. The Company's interest expense, mostly a non-cash item, will be significantly lower for the year ended September 30, 2006 as compared to the previous fiscal year, primarily due to a penalty arising from a delayed registration in that prior fiscal year as well as larger write-offs of unamortized discount arising from early debt repayments and conversions occurring in that prior fiscal year as compared to fiscal 2006. In addition, the Company anticipates reporting significant non-operating non-cash income for the year ended September 30, 2006 resulting from the valuation of certain derivatives under EITF 00-19, for which there was no corresponding item in the Company's statement of operations for the previous fiscal year.

                           Onstream Media Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date December 29, 2006              By /s/ Robert E. Tomlinson
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                                    Robert E. Tomlinson, Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).